SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
MOLDFLOW CORPORATION
(Name of Subject Company)
MOLDFLOW CORPORATION
(Name of Person(s) Filing Statement)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
608507109
(CUSIP Number of Class of Securities)
A. Roland Thomas
President, Chief Executive Officer and
Chairman of the Board of Directors
Moldflow Corporation
492 Old Connecticut Path, Suite 401
Framingham, Massachusetts 01701
(508) 358-5848

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With copies to:
Stuart M. Cable, Esq.
James A. Matarese, Esq.
Danielle M. Lauzon, Esq.
Goodwin Procter LLP
Exchange Place
53 State Street
Boston, Massachusetts 02109
(617) 570-1000

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

May 7, 2008
Dear Moldflow employees,
I’m sure that you have many questions regarding the announcement of Autodesk’s intention to acquire Moldflow and how this acquisition may affect each of us. The period between signing the intent to acquire and the completion of the acquisition (close) is almost always filled with lots of questions and few answers. The acquiring company receives additional information and deliberates about the integration. A number of legal and financial transactions take place. It’s important to remember that we continue to operate as two separate companies during this time.
Most of you heard Autodesk SVP Buzz Kross emphasize how much he and Autodesk value our business and that they want us to continue to be successful. One of their primary intentions is to ensure the continuity of our growth and development. That’s the idea to keep in mind as we understandably wonder about what will happen next.
Other members of the leadership team and I will send regular messages to keep you updated. There may not be a great deal to report before the close, but we’ll share what we can. We’ll also be checking with HR and managers to monitor your questions and concerns, and pass them along to Autodesk. I urge you to be patient, even though I know how difficult that is.
Roland

The tender offer for the outstanding common stock of Moldflow Corporation has not yet commenced. This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Moldflow common stock will be made only pursuant to an offer to purchase and related materials that Autodesk intends to file with the SEC on Schedule TO. Moldflow also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. Moldflow stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. Moldflow stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at http://www.sec.gov, from Autodesk (with respect to documents filed by Autodesk with the SEC), or from Moldflow (with respect to documents filed by Moldflow with the SEC). Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.

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Safe Harbor for Forward-Looking Statements
          Statements in this document may contain, in addition to historical information, certain forward-looking statements . All statements included in this document concerning activities, events or developments that Autodesk, Inc. and Moldflow Corporation expect, believe or anticipate will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the tender offer will not close because of a failure to satisfy one or more of the closing conditions, and that Moldflow Corporation’s business will have been adversely impacted during the pendency of the tender offer. Additional information on these and other risks, uncertainties and factors is included in Moldflow Corporation’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC.